April 28, 2011

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549-6010

Attn:     Ms. Erin E. Martin, Esq., Attorney-Advisor

Re:	Industrial Income Trust Inc. (the “Company”)
Pre-Effective Amendment No. 1 to Post-Effective
Amendment No. 4 to Form S-11 (the “Amendment”)
Filed April 15, 2011
File Number: 333-159445

Form 10-K for the Fiscal Year Ended December 31, 2010
Filed February 25, 2011
File Number: 333-159445

Dear Ms. Martin:

In connection with the above-referenced filings, the Company hereby acknowledges the following:

•

should the Securities and Exchange Commission (the “Commission”) or the Staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please feel free to contact me at tmcgonagle@industrialincome.com or (303) 228-2200.

Regards,

/s/ Thomas G. McGonagle
Thomas G. McGonagle Chief Financial Officer and Treasurer

cc:	Judith D. Fryer, Esq., Greenberg Traurig, LLP
Alice L. Connaughton, Esq., Greenberg Traurig, LLP